

April 10, 2023

Daniella Turenshine
Chief Financial Officer
FIGS, Inc.
2834 Colorado Avenue
Suite 100
Santa Monica , CA 90404

      Re: FIGS, Inc.
          Form 10-K For the Year Ended December 31, 2022
          Filed February 28, 2023
          File No. 001-40448

Dear Daniella Turenshine:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the Year Ended December 31, 2022

Key Operating Metrics and Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 63

1. We note in your 2022 Form 10-K and your Fourth Quarter 2022 Earnings Release that your Net Income, as Adjusted and Adjusted EBITDA reconciliation includes an adjustment for legal fees which appear to be normal, recurring, cash operating expenses of your company. Please tell us and disclose the specific facts and circumstances related to these costs and the reasons why you believe eliminating them in your Non-GAAP financial measures is meaningful and appropriate. Please refer to Question 100.01 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures for guidance.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact SiSi Cheng at 202-551-5004 or 202-551-5004 at 202-551-3723 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing